Exhibit 4(b)(xi)

THIS EXECUTIVE SERVICE AGREEMENT is made the 29th day of July 2004

BETWEEN

(1)	Lloyds TSB Bank plc (the “Employer”); and
(2)	George Truett Tate (the “Executive”).

Definitions used in this Agreement are set out in Clause 19.2 below.

IT IS AGREED as follows:

1	Appointment Pre-Conditions and Term

Appointment

1.1

Provided the Executive has satisfied the conditions set out in Clause 1.2 below, the Employer shall employ the Executive as Group Executive Director Wholesale and International Banking or in such other executive capacity as the Employer may from time to time reasonably require (the “Employment”).

Pre-conditions

1.2	The Executive’s employment is conditional upon:
(a)	the Executive having been approved as an “Approved Person” in respect of the Employment by the Financial Services Authority under the Financial Services and Markets Act 2000 (“FSMA Approval”);
(b)	a work permit having been granted to the Employer for the Employment on terms satisfactory to the Employer and if those conditions are not satisfied by the Commencement Date then, unless the Employer decides to waive the Conditions or the parties agree to postpone the Commencement Date until the Conditions have been satisfied, this Agreement shall not take effect and the Executive shall not have any claim for compensation or otherwise against the Employer by reason of this.

Term

1.3	The Employment shall begin on 1 August 2004 (the “Commencement Date”) and shall continue until terminated:
(a)	by not less than 12 months’ notice given by the Employer to the Executive; or
(b)	by not less than 6 months’ notice given by the Executive to the Employer; or
(c)	by automatic retirement under Clause 1.4; or
(d)	under a provision set out in Clause 11.

1.4

The Executive’s retirement age shall be sixty years, and the Employment shall automatically terminate at the end of the month in which he attains that age and without the requirement for any notice to be given by the Employer.

2	Duties of the Executive

General Duties

2.1	The Executive will during the Employment:
(a)

devote the whole of his time, attention and skill to the Employment during normal office hours and during such other times as may reasonably be required for the effective performance of his duties under this Agreement;

(b)	properly perform his duties and exercise his powers;
(c)	accept any offices or directorships as reasonably required by the Board;
(d)	comply with all rules, regulations policies and codes issued by the Employer that apply to the Employment;
(e)	comply with all rules, regulations and codes imposed or recommended by any industry or regulatory body that apply to the Employment;
(f)	obey the directions of the Board;
(g)	keep the Group Chief Executive promptly informed of the conduct of his duties, his plans for the future performance of his duties and of any conflict of interest to which he is or may become subject;
(h)	comply with any policy directions or reasonable other directions given to him by the Group Chief Executive; and
(i)	use his best endeavours to promote the interests and reputation of every Group Company; and
(j)	keep the Employer advised of his current UK residential address.

Interests of the Executive

2.2

The Executive will disclose promptly in writing to the Board all his interests (for example, shareholdings or directorships) whether or not of a commercial or business nature (except his interests in any Group Company).

2.3

Subject to Clause 2.4, during the Employment (including any Garden Leave Period) the Executive will not be directly or indirectly engaged or concerned in the conduct of any activity of a commercial or business nature (except as a representative of the Employer or with the written consent of the Group Chairman or the Group Chief Executive).

2.4	The Executive may hold or be interested in investments which amount to not more than one per cent of the issued investments of any class or any one company.
2.5

The Executive will (and will use best endeavours to ensure that his spouse and dependent children) comply with all rules of law, including Part V of the Criminal Justice Act 1993, the Model Code appended to Chapter 16 of the Listing Rules of the United Kingdom Listing Authority, the Financial Services Authority’s Code of Market Conduct and all other rules, policies or codes applicable to the Employer or the Executive from time to time in relation to the holding or trading of securities (in each case as amended or replaced from time to time).

2.6

The Executive will not directly or indirectly receive any benefit from any person having or seeking to have business transactions with any Group Company (other than reasonable corporate hospitality and seasonal or occasional gifts of limited value).

Approved Person

2.7

During the period of this Agreement the Executive will not do anything which could cause him to be disqualified from continuing to act as a director of any member of the Group or lose his approval as an “Approved Person” by the Financial Services Authority under the Financial Services and Markets Act 2000 in respect of the Employment.

Location

2.8

The Executive will work at 25 Gresham Street, London, EC2V 7HN or anywhere else within the United Kingdom required by the Board. The Executive shall travel to such places within or outside the United Kingdom as the Employer may specify.

3	Remuneration
3.1

During the Employment the Employer will pay the Executive a salary of £450,000 per annum or such higher salary as may be notified to him from time to time. The Executive shall maintain a LloydsTSB Bank account into which his salary shall be paid.

3.2

The salary referred to in Clause 3.1 shall be inclusive of any director’s fees or other remuneration payable to the Executive by reason of any directorship held by him with any Group Company. The Executive agrees to waive payment of any director’s fees or other remuneration payable in respect of any directorship held by him with any Group Company.

3.3	The Executive will be paid such bonus at such times and subject to such conditions as the Board in its sole and absolute discretion may from time to time determine.
3.4

The Executive will be entitled to participate in any all-employee share schemes or other benefits, or to be considered for participation in any discretionary scheme, operated or offered by the Employer or any Group Company from time to time in accordance with the relevant rules (including without limitation any rules as to eligibility).

4	Pension and Other Benefits

Pension

4.1	The Executive may participate in the Lloyds TSB Group Pension Scheme No.2 Pension Investment Plan (the “Scheme”) subject to and in accordance with the terms of its deed and rules from time to time.

The Employer shall pay a contribution equal to 20% per annum of the Executive’s annual salary (payable pursuant to Clause 3.1) to the Scheme subject to Inland Revenue limits.

The Employer shall be entitled at any time to terminate the Scheme or the Executive’s membership of it subject to providing him with the benefit of a pension scheme (“the New Scheme”) the benefits of which taken as a whole shall be materially no less favourable than the benefits provided to the Executive under the Scheme and to ensuring that the Executive is fully credited in the New Scheme for his pensionable service in the Scheme as if such pensionable service had been under the New Scheme.

4.2	A Contracting-Out Certificate pursuant to the provisions of the Pensions Act 1995 is in force in respect of the Executive’s employment.

Car Scheme

4.3

During the Employment the Employer shall provide the Executive with a company car subject to and in accordance with the rules of the Employer’s car scheme from time to time. The Executive may opt instead for a non pensionable cash allowance payable each month. Upon termination of the Employment, the Executive shall return any car provided by the Employer in good condition (allowing for fair wear and tear).

Life Cover

4.4

Provided the Executive complies with any eligibility requirements or other conditions from time to time set by the Employer and any insurer appointed by the Employer (including, but not limited to, undergoing a medical examination before cover can commence or continue), the Executive will be provided with Life Cover. The Life Cover will be that in the event of his death during the Employment the Employer will make a payment equal to four times his annual salary set out in Clause 3.1. The Life Cover is provided subject to and in accordance with such terms from time to time on which any appointed insurer provides cover and such terms as the Employer may from time to time notify to the Executive. If an insurer declines to provide (or continue) cover or will only provide (or continue) cover on terms (including premiums) which the Employer in its reasonable opinion considers unsatisfactory it may withdraw the provision of Life Cover. Premiums payable in respect of this policy are liable to income tax and will be included on the Executive’s P11D.

Private Medical Cover

4.5

Provided the Executive, his wife and children comply with any eligibility requirements or other conditions from time to time set by the Employer and any insurer appointed by the Employer, the Executive, his wife and children may participate, during the Employment, in the Employer’s private health scheme arrangements. Private health cover is provided subject to and in accordance with such terms from time to time on which any appointed insurer provides cover and on such terms as the Employer may from time to time notify to the Executive. Those private health cover arrangements may be reduced, varied or withdrawn by the Employer at any time and at its sole and absolute discretion.

Deductions

4.6

For the avoidance of doubt, any and all remuneration or benefits provided by virtue of this Agreement shall be subject to such deductions for tax and National Insurance as the Employer is required to make by law or the tax and/or National Insurance authorities.

Other Benefits

4.7

The Executive acknowledges that (except for any specific awards or entitlements notified to him individually or by a general notice to staff) participation in any bonus, share option, share incentive or other employee benefit plan, scheme or arrangement (“Plan”) is not a contractual entitlement and on termination of the Employment the Executive will have no right to compensation or otherwise against the Employer or any other member of the Group by reason of no longer able to participate in any such Plan.

5	Expenses
5.1

The Employer will refund to the Executive all reasonable expenses properly incurred by him in performing his duties under this Agreement, provided that these are incurred in accordance with company policy from time to time. The Employer will require the Executive to produce receipts or other documents as proof for expenses he claims.

6	Holiday
6.1

The Executive shall (in addition to all English public and bank holidays) be entitled during the Employment to 30 working days holiday in each calendar year. Holiday may only be taken at such time or times as the Group Chief Executive shall approve. The Executive’s holiday entitlement shall be pro rated for the year in which the Employment begins and for the year in which the Employment ends.

7	Confidentiality
7.1

Without prejudice to the common law duties which he owes to the Employer the Executive agrees that he will not (except in the proper performance of his duties or with the written consent of the Group Chairman or the Group Chief Executive), copy, use, discuss with or disclose to any person, company, firm, individual or organisation any of the Employer’s trade secrets or confidential information. This restriction will continue to apply after the termination of the Employment (howsoever arising) without limit in time but will not apply to trade secrets or confidential information which become public other than through unauthorised disclosure by the Executive. The Executive will use his best endeavours to prevent the unauthorised copying, use or disclosure of such information.

For the purposes of this Agreement trade secrets and confidential information include any information in whatever form (written, oral, visual and electronic) concerning the confidential affairs of the Employer.

7.2

In the course of the Employment the Executive is likely to obtain trade secrets and confidential information belonging or relating to other Group Companies or other persons. He will treat such information as if it falls within the terms of Clause 7.1 and Clause 7.1 will apply with any necessary amendments to such information. If requested to do so by the Employer the Executive will enter into an agreement with other Group Companies or any other persons in the same terms as Clause 7.1 with any amendments necessary to give effect to this provision.

7.3

The Executive agrees that he will not during or after the termination of the Employment (without the written consent of the Group Chairman or the Group Chief Executive) make any public announcement, statement or comment (whether to the media or otherwise) concerning:

(i)	the affairs of the Employer or any other member of the Group;
(ii)	the circumstances of the termination of the Employment and any offices with any other member of the Group; or
(iii)	anything that may be detrimental to the Employer or any other member of the Group except as required by law or any regulatory body.

7.4	Nothing in this Agreement will prevent the Executive from making a “protected disclosure” in accordance with the provisions of the Employment Rights Act 1996.
8	Inventions and other Intellectual Property
8.1

The Executive will promptly inform the Employer if he makes or is involved in making an Invention during the Employment and will give the Employer sufficient details of it to allow the Employer to assess the Invention and to decide whether the Invention belongs to the Employer. The Employer will treat any Invention which does not belong to it as confidential.

“Invention” means any invention (whether patentable or not within the meaning of the Patents Act 1977 or other applicable legislation in any other country) relating to or capable of being used in the business of the Employer or any other Group Company.

8.2

If an Invention belongs to the Employer, the Executive will act as a trustee for the Employer (or its nominee) in relation to that Invention and will, at the request and expense of the Employer, do everything necessary to vest all right, title and interest in it in the Employer (or its nominee) with full title guarantee and to secure full patent or other appropriate protection anywhere in the world.

8.3	If the Executive creates or is involved in creating Works during the Employment, the Executive will promptly give the Employer full details of it.

“Works” means any discovery, design, database or other work (whether registrable or not and whether a copyright work or not) which is not an Invention and which the Executive creates or is involved in creating:

(a)	in connection with his Employment; or
(b)	relating to or capable of being used in those aspects of the businesses of the Group Companies in which he is involved.
8.4	The Executive:
8.4.1

assigns to the Employer to the extent allowed by law with such title as he has all his right, title and interest in any current or future Works (whether now existing or brought into being in the future); and

8.4.2	will act as a trustee for the Employer in relation to all such Works;

and will in either case at the request and expense of the Employer do everything necessary to vest all right, title and interest in any Works in the Employer or its nominees and to defend its rights in those works and to secure appropriate protection anywhere in the world.

8.5

If the Executive generates any Information or is involved in generating any Information during the Employment he will promptly give to the Employer full details of it and he acknowledges that such Information belongs to the Employer.

“Information” means any idea, method or information, which is not an Invention or Works, generated by the Executive either:

8.5.1	in the course of the Employment; or
8.5.2	outside the course of the Employment but relating to the business, finance or affairs of any Group Company.

8.6	If the Executive becomes aware of any infringement or suspected infringement of any intellectual property right in any Invention, Works or Information he will promptly notify the Employer in writing.
8.7

The Executive will not copy, disclose or make use of any Invention, Works or Information without the Employer’s prior written consent unless the disclosure is necessary for the proper performance of his duties.

8.8

So far as permitted by law the Executive irrevocably waives any rights he may have under Chapter IV (Moral Rights) of Part 1 of the Copyright, Designs and Patents Act 1988 and any foreign corresponding rights in respect of all Works.

8.9

Rights and obligations under this Clause 8 will continue after the termination of this Agreement in respect of all Inventions, Works and Information made or obtained during the Employment and will be binding on the personal representatives of the Executive.

8.10	The Executive will not by his acts or omissions do anything which would or might prejudice the rights of the Employer under this Clause 8.
8.11

The Executive will not make copies of any computer files belonging to any Group Company or their service providers and will not introduce any of his own computer files into any computer used by any Group Company in breach of any Group Company policy, unless he has obtained the consent of the Board.

8.12

By entering into this Agreement the Executive irrevocably appoints the Employer to act on his behalf to execute any document and do anything in his name for the purpose of giving the Employer (or its nominee) the full benefit of the provision of this Clause 8 or the Employer’s entitlement under statute. If there is any doubt as to whether such a document (or other thing) has been carried out within the authority conferred by this Clause 8.12, a certificate in writing (signed by any director or the secretary of the Employer) will be sufficient to prove that the act or thing falls within that authority.

9	Garden Leave and Suspension

Garden Leave

9.1

At any time after notice to terminate the Employment is given by either party, or if the Executive resigns without giving due notice and the Employer does not accept his resignation, the Employer may require the Executive to take a period of absence called garden leave (the “Garden Leave Period”). The Garden Leave Period shall not exceed six months in aggregate. The provisions of Clause 9.2 to Clause 9.8 apply to any Garden Leave Period.

9.2

During the Garden Leave Period the Executive will not, without prior written consent of the Group Chief Executive, be employed or otherwise engaged in the conduct of any activity, whether or not of a business nature. Further, the Executive will not, unless requested by the Employer:

9.2.1	enter or attend the premises of the Employer or any other Group Company; or
9.2.2	contact or have any communication with any customer or client of the Employer or any other Group Company in relation to the business of the Employer or any other Group Company; or

9.2.3

contact or have any communication with any employee, officer, director, agent or consultant of the Employer or any other Group Company in relation to the business of the Employer or any other Group Company; or

	9.2.4	remain or become involved in any aspect of the business of the Employer or any other Group Company except as required by such companies.
9.3

During the Garden Leave Period the Executive shall hold himself available to deal with requests for information, to be available for meetings (unless the Employer has agreed in writing that the Executive may be unavailable for a period) and to advise on matters relating to work.

9.4

During the Garden Leave Period the Employer may require the Executive to comply with the provisions of Clause 12, except that he will not be required to return his company car. The Employer may also require the Executive to resign immediately from any directorship which he holds in the Employer, any other Group Company or any other company where such directorship is held as a consequence or requirement of the Employment, unless he is required to perform duties to which any such directorship relates in which case he may retain such directorships while those duties are ongoing. The Executive hereby irrevocably appoints the Employer to be his attorney to execute any instrument and do anything in his name and on his behalf to effect his resignation if he fails to do so in accordance with this Clause 9.4.

9.5

During the Garden Leave Period, the Executive will be entitled to receive his salary and all contractual benefits in accordance with the terms of this Agreement. Any unused holiday accrued at the commencement of the Garden Leave Period and any holiday accrued during any Garden Leave Period will be deemed to be taken by the Executive during the Garden Leave Period in relation to day(s) (not being a Saturday, Sunday, public or bank holiday) during which the Executive was not required to deal with information requests, attend a meeting or give advice.

9.6	The Executive agrees and acknowledges that during any Garden Leave Period the Employer may appoint another person to carry out duties in substitution of the Executive.
9.7

At the end of the Garden Leave Period, the Employer may, at its sole and absolute discretion, pay the Executive salary alone in lieu of the balance of any period of notice given by the Employer or the Executive (less any deductions the Employer is required by law to make).

9.8

All duties of the Employment (whether express or implied), including, but not limited to, the Executive’s duties of fidelity, good faith and under Clauses 2.1(I), 2.2 and 2.3 shall continue throughout the Garden Leave Period.

Suspension

9.9

Without prejudice to the Executive’s rights to remuneration and other benefits hereunder, the Employer shall have the right at any time to require the Executive not to attend at any place of work or otherwise to suspend the Executive from the performance of any duties under this Agreement. During the period of such suspension the Employer may assign his duties, titles or powers to another. Further, during such period of suspension the Employer shall be under no obligation to vest in or assign to the Executive any powers or duties or to provide any work to the Executive.

10	Restrictions after termination of Employment
10.1

The Executive is likely to obtain trade secrets and confidential information and personal knowledge of and influence over employees of the Group during the course of the Employment. To protect these interests of the Employer, the Executive agrees with the Employer that he will be bound by the following:

10.1.1

during the period of 6 months commencing on the Relevant Date he will not (either on his own behalf or with any other person, whether directly or indirectly) be employed in, or carry on (or be a director of any company engaged in) any business which, is or is about to be in competition with any business of the Employer (or any other member of the Group) being carried on by such company at the Relevant Date provided the Executive was concerned or involved with that business to a material extent at any time during the 12 months prior to the Relevant Date; and

10.1.2

during the period of 9 months commencing on the Relevant Date he will not (either on his own behalf or for or with any other person, whether directly or indirectly) entice or try to entice away from the Employer or (as the case may be) any other member of the Group any person who was a Restricted Employee or a Senior Restricted Employee at the Relevant Date and who had been a Restricted Employee or a Senior Restricted Employee at any time during the six months prior to the Relevant Date and with whom the Executive had worked at any time during that period or who was known to the Executive either personally or by reputation by reason of his employment with the Employer.

10.2

Following the Termination Date, the Executive will not represent himself as being in any way connected with the businesses of the Employer or of any other member of the Group (except to the extent agreed by such a company).

10.3

Any benefit given or deemed to be given by the Executive to any Group Company under the terms of Clause 10 is received and held on trust by the Employer for the relevant Group Company. The Executive will enter into appropriate restrictive covenants directly with other Group Companies if asked to do so by the Employer.

11	Termination

Summary Dismissal

11.1	The Employer may terminate the Employment at any time forthwith by written notice to the Executive (and without any requirement of prior notice) if the Executive shall:-
	(a)	commit any material breach, or continue (after written warning) to commit any breach, of his obligations under this Agreement;
	(b)	be guilty of any material misconduct or material neglect in the discharge of his duties;
(c)

have a bankruptcy order made against him or make any arrangement or composition with his creditors or have an interim order made against him pursuant to the Insolvency Act 1986 (or any re-enactment or amendment thereof for the time being in force);

(d)	be convicted of any criminal offence which in the reasonable opinion of the Employer affects his position as an employee under this Agreement;
(e)	bring the name or reputation of the Employee, Employer or any Group Company into material disrepute;
(f)	be or become prohibited by law from becoming or remaining a director;
(g)

be disqualified or disbarred from membership of, or be found to have committed any serious disciplinary offence by, or be found not to be a fit and proper person by, any professional or regulatory body governing the conduct by the Executive of his duties or the business of any Group Company;

(h)	cease to have FSMA Approval;
(i)	not be entitled to work in the UK.

Absence Dismissal

11.2

If the Executive (owing to sickness, injury or otherwise) does not perform his duties under this Agreement for a period of at least 26 weeks (or at least 26 weeks in aggregate in any period of twelve months) the Employer shall be entitled to terminate the Employment by giving to the Executive not less than 3 months’ notice at any time while the Executive does not perform his duties and the Executive shall have no claim for compensation or otherwise against the Employer by reason of such termination.

Reconstructions or amalgamation

11.3

If employment of the Executive under this Agreement is terminated by reason of the liquidation of the Employer for the purpose of reconstruction or amalgamation and the Executive is offered employment with any concern or undertaking resulting from the reconstruction or amalgamation on terms and conditions materially no less favourable overall than the terms of this Agreement, then the Executive shall have no claim against the Employer in respect of the termination of the Employment (whether or not the notice required by Clause 1.3 shall have been given).

Dismissal Without Cause

11.4

Subject to the remaining provisions of this Clause 11, if the Employer terminates the Employment Without Cause the Employer shall pay to the Executive in respect of each calendar month falling within the Severance Period a sum equal to the monthly salary payable to the Executive immediately prior to the Termination Date by reason of Clause 3.1 (“Monthly Payment”).

11.5

The Employer may reduce one or more Monthly Payments by an amount equal to any salary paid to the Executive by the Employer or any other Group Company following the Termination Date (except if such salary relates to service prior to Termination Date).

11.6

A Monthly Payment shall not be payable if the Executive performs services as an employee, director, other office holder, consultant, partner or independent contractor at any time during the Severance Period (“Alternative Appointment”). If the Executive shall satisfy the Employer that the aggregate gross monetary value of the remuneration (including but not limited to emoluments, fees, bonus, pension and benefits) received in respect of Alternative Appointments, whenever paid (“Mitigation Sum”) will be less than the aggregate gross sum of the 12 Monthly Payments the Employer shall treat the Mitigation Sum as having been paid in twelve equal instalments (“Monthly Mitigation

Sum”) during the Severance Period and will deduct from each Monthly Payment the relevant Monthly Mitigation Sum. If the Employer has already made one or more Monthly Payments the Employer shall set off the relevant Monthly Mitigation Sum (or Sums) against future Monthly Payments.

11.7	If the Executive secures one or more Alternative Appointments the provisions of Clause 11.6 will take into account each such Alternative Appointment.
11.8	The Employer’s obligation to pay each Monthly Payment is conditional upon:
	(i)	the Executive diligently seeking and accepting any suitable Alternative Appointment; and
(ii)

the Executive disclosing promptly to the Employer his acceptance of any Alternative Appointment and the remuneration (including but not limited to emoluments, fees, bonus, pension and benefits) likely to be received in respect of such Alternative Appointment attributable to the Severance Period; and

(iii)

the Executive providing the Employer with a true copy of any statement produced by law by the counterparty to each such Alternative Appointment and given to the Executive including, but not limited to, an itemised pay statement and P60.

11.9

For the avoidance of doubt the Executive agrees that during the Severance Period he will remain bound by the provisions of Clauses 7, 8, 10, 12 and 13.3 of this Agreement and if he breaches such provisions the Monthly Payments shall cease to be payable.

11.10	The Monthly Payments shall be subject to such deductions for tax and National Insurance as the Employer is required to make by law or the tax and/or National Insurance authorities.
11.11

Subject to Clause 11.12 the Employer and the Executive agree that the Employer’s obligations to the Executive under Clause 11.4 and Clause 11.13 constitute a genuine pre-estimate of the damages arising from the termination of the Employee’s employment Without Cause and that if the Employer shall fully perform, when due, all of its obligations, such performance shall be in full and final settlement of all and any claims which the Executive might have against the Employer and each Group Company arising out of the Executive’s employment under this Agreement or its termination and the Executive hereby waives all such claims on the above terms (except to the extent that the Executive may not by law in this Agreement waive any statutory claims).

11.12

If the circumstances described in Clause 11.4 occur where the Employer has already given the Executive notice of termination of employment then in this Clause 11 (a) “Severance Period” shall mean 12 months less the period of notice already served by the Executive (calculated to the nearest whole calendar month (“Unexpired Notice Period”)); and (b) the reference in Clause 11.6 to “12” shall be replaced by the number of calendar months of the Unexpired Notice Period.

11.13

If the Employer terminates the Employment Without Clause and the Executive would have been entitled to a payment of a personal bonus if he had worked for the whole of the relevant financial year, the Executive shall receive a payment in respect of such bonus assessed on a pro-rata basis up to the Termination Date and payable at the same time as such personal bonus would ordinarily have been payable. The Executive acknowledges and agrees that he shall have no claim for compensation or otherwise against the

Employer in respect of such personal bonus, except to the extent described in the previous sentence.

Payment by Employer

11.14

Provided the Employer pays to the Executive the amount referred to in Clause 11.15 the Employer may at its sole and absolute discretion terminate this Agreement with immediate effect by summary written notice to the Executive (but without prejudice to the continuation of the provisions that are expressed to continue after the termination of this Agreement including but not limited to Clauses 7, 8, 10, 12 and 13.3 and Clause 11.15) and it shall be discharged from all its obligations under this Agreement (except in respect of any accrued rights of the Executive).

11.15

The amount mentioned in Clause 11.14 is the sum or sums the Employer would have been obliged to pay the Executive by reason of the provisions of Clauses 11.4 to 11.13 (and subject to the terms set out in those Clauses) had it terminated the Employment Without Cause on the date of such summary written notice. For the avoidance of doubt the provisions of Clauses 11.5, 11.6, 11.7, 11.8, 11.9, 11.11 and 11.12 shall apply for these purposes and accordingly such Clauses shall be read and construed as if applying to termination in the circumstances contemplated by Clause 11.14.

12	Return of Property
12.1	The Executive will immediately upon the termination of the Employment return to the Employer at such place as the Employer may reasonably specify
12.1.1

all documents and other materials (whether originals or copies) made or compiled by or delivered to the Executive during the Employment and concerning any member of the Group and will not retain any copies of such documents or materials; and

	12.1.2	all other property belonging or relating to any member of the Group, in good condition (allowing for fair wear and tear).
13	Directorships
13.1

The Executive’s office as a director of the Employer or any other Group Company is subject to the Articles of Association of the relevant company (as amended from time to time). If the provisions of this Agreement conflict with the provisions of the Articles of Association, the Articles of Association will prevail.

13.2	The Executive must resign from any office held in any Group Company if he is asked at any time to do so by the Employer.
13.3

If the Executive does not resign as an officer of a Group Company, having been requested to do so in accordance with Clause 13.2, the Employer will be appointed as his attorney to effect his resignation. By entering into this Agreement, the Executive irrevocably appoints the Employer as his attorney to act in his name and on his behalf to execute any document or do anything in his name necessary to effect his resignation in accordance with Clause 13.2. If there is any doubt as to whether such a document (or other thing) has been carried out within the authority conferred by this Clause 13.3, a certificate in writing (signed by any director or the secretary of the Employer) will be sufficient to prove that the act or thing falls within that authority.

13.4	The termination of any directorship or other office held by the Executive will not terminate the Executive’s employment or amount to a breach of terms of this Agreement by the Employer.
13.5	During the Employment the Executive will not do anything which could cause him to be disqualified from continuing to act as a director of any Group Company.
13.6	The Executive must not resign his office as a director of any Group Company without the agreement of the Employer.
14	Disciplinary and Grievance Procedures
14.1	Any disciplinary matter affecting the Executive will be dealt with by the Group Chief Executive.
14.2

If the Executive has any grievance relating to his employment he may refer such grievance in writing to the Group Chief Executive. If the Executive is dissatisfied with the Group Chief Executive’s treatment of his grievance, he may refer the matter to the Group Chairman.

15	Miscellaneous Conditions of Employment
15.1

The provisions of the Employer’s Staff Manual (access to which has been and will remain available to the Executive) shall not apply to the Executive’s employment with the Employer or form part of this Agreement except for the following provisions:-

Paragraph 1.16 Mobility (subject to Clause 2.8)

Paragraph 1.18 Personal Dealing

Paragraph 1.22 Sick Pay

Paragraph 1.23 Sickness absence reporting

Paragraph 1.24 Smoking Policy

Paragraph 2.3 Expenses

Paragraph 2.8 Pay periods

Paragraph 2.9 Relocation

The whole of Section 3 (Staff Benefits) except for Paragraph 3.13 (Pension Scheme)

The whole of Section 5 (Attendance and Leave) except for Paragraph 5.1 (Career Break Scheme).

The whole of Section 6 (Miscellaneous).

If there is any conflict between this Agreement and such provisions, then this Agreement shall prevail.

15.2

The date on which any continuous period of employment began with the Employer or a previous employer which counts as part of the Executive’s continuous period of employment with the Employer for the purposes of the law relating to redundancy and unfair dismissal and for the purposes of commencement of pensionable service is 4 August 2003.

15.3	There are no collective agreements affecting the employment of the Executive.
15.4

The Executive shall have the benefit of any indemnity for directors contained in the articles of association of the Employer and/or Lloyds TSB Group plc. Moreover, the Executive shall be entitled to benefit from any directors and officers insurance cover maintained from time to time by the Employer (but that this shall not oblige the Employer to maintain any such cover either at all, or on current terms).

The administration of any directors and officers insurance is carried out by the Insurable Risk Department, which will provide details of current cover upon request.

16	Contracts (Rights of Third Parties) Act 1999 and Data Protection Act 1998
16.1	No person other than the parties to this Agreement or any Group Company shall have any right to enforce any term of this Agreement under The Contracts (Rights of Third Parties) Act 1999.
16.2

For the purposes of the Data Protection Act 1998 (the “Act”) the Executive gives his consent to the holding, processing and disclosure of personal data (including sensitive data within the meaning of the Act) provided by the Executive to the Employer for all purposes relating to the performance of this Agreement including, but not limited to:

-	administering and maintaining personnel records;
-	paying and reviewing salary and other remuneration and benefits;
-	providing and administering benefits (including if relevant, pension, life assurance, permanent health insurance and medical insurance);
-	undertaking performance appraisals and reviews;
-	maintaining sickness and other absence records;
-	taking decisions as to the Executive’s fitness for work;
-

providing references and information to future employers, and if necessary, governmental and quasi-governmental bodies for social security and other purposes, the Inland Revenue and the Contributions Agency;

-	providing information to future purchasers of the Employer or of the business in which the Executive works; and
-	transferring information concerning the Executive to a country or territory outside the EEA.

The Executive acknowledges that during his employment he will have access to and process, or authorise the processing of personal data and sensitive personal data relating to employees, customers and other individuals held and controlled by the Employer. The Executive agrees to comply with the terms of the Act in relation to such data and to abide by the Employer’s data protection policy issued from time to time.

17	Other Agreements
17.1

This Agreement shall be in substitution for all existing contracts of service or consultancy between the Employer or any Group Company and the Executive, which (without prejudice to any accrued rights) shall be treated as cancelled on the date the Employment is treated as commencing under this Agreement.

17.2

This Agreement comprises the whole agreement between the Employer and the Executive relating to the Employment, to the exclusion of all other warranties, representations made in good faith, undertakings and collateral contracts.

18	Notices

Any notice under this Agreement shall be in writing and shall either be given personally or be sent by prepaid first class post by the Employer to the Executive at his address stated above or at his other last known UK residential address, or by the Executive to the Employer at its address stated above or its other last known address. Any notice sent by the Employer by post shall be deemed to have been received two business days after the date of posting.

19	Interpretation

General

19.1	In this Agreement:
19.1.1	where the context permits, references to the singular shall include references to the plural and vice versa;
19.1.2

the Employer’s Staff Manual shall mean the current manual of the Employer entitled “People Policies and Practice”, as may be amended or replaced by the Employer from time to time at its sole and absolute discretion. Upon any amendment or replacement, the references to the paragraphs and sections of the now current Employer’s Staff Manual in Clause 15.1 shall be construed so as to be references to the provisions of the amended or replaced Employer’s Staff Manual dealing with the same subject matter;

19.1.3	references to a Clause mean a Clause in this Agreement;
19.1.4	Clause headings are inserted for convenience only and shall not affect the construction of this Agreement.

Definitions

19.2	In this Agreement unless the context otherwise requires:

“Alternative Appointment” has the meaning given in Clause 11.6;

“Board” means board of directors of the Employer or any duly authorised committee of the same;

“Commencement Date” has the meaning given in Clause 1.3;

“Employment” has the meaning given in Clause 1.1;

“FSMA Approval” has the meaning given in Clause 1.2.

“Garden Leave Period” has the meaning given in Clause 9.1;

“Group Chairman” means the Chairman of the Board of Directors of Lloyds TSB Group plc;

“Group Chief Executive” means the Group Chief Executive of Lloyds TSB Group plc;

“Group Company” means any of Lloyds TSB Group plc and its subsidiaries (as defined by Section 736 of the Companies Act 1985), and “Group” means all of them;

“Monthly Payment” has the meaning given in Clause 11.4;

“Relevant Date” means the Termination Date or, if earlier, the date on which the Executive commences any Garden Leave Period;

“Restricted Employee” means a band one employee working in the same division as the Executive, with a Hay point score of 1000 or above and employed by a member of the Group;

“Senior Restricted Employee” means a band one employee with a Hay point score of 1500 or above and employed by a member of the Group;

“Severance Period” shall mean the period of 12 months beginning with the Termination Date;

“Termination Date” means the date on which the Employment terminates; and

“Without Cause” means termination of employment by the Employer other than (i) pursuant to Clause 1.3, Clause 1.4, Clause 11.1, Clause 11.2, Clause 11.3 and Clause 11.14, (ii) by operation of law (including, but not limited to, termination by virtue of the Transfer of Undertakings (Protection of Employment) Regulations 1981 or any successor thereto), (iii) where the Employer is entitled by law to terminate the Executive’s employment without notice, (iv) by mutual consent, or (v) death.

20	Governing Law and Jurisdiction

This Agreement is governed by and will be interpreted in accordance with the law of England and Wales. Each of the parties submits to the exclusive jurisdiction of the English courts as regards any claim or matter arising under this Agreement.

EXECUTED by the Executive and a representative of the Employer duly and fully authorized by the Board of the Employer to enter into this Agreement on the first date mentioned above.

EXECUTED as a DEED by the Executive in the presence of:	/s/ G. T. Tate
Witness’s signature /s/ R. Lee
Name Richard Lee
Address 1 Beechlands Hazelmere Bucks
Occupation Banker

EXECUTED as a DEED on behalf of the Employer:
Director /s/ J E Daniels
Director/Secretary /s/ A. J. Michie